August 13, 2024

Dale Sander
Chief Financial Officer
Humacyte, Inc.
2525 East North Carolina Hwy 34
Durham, NC 27713

       Re: Humacyte, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed March 28, 2024
           File No. 001-39532
Dear Dale Sander:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences